Yoga Ed Inc

Profit and Loss

January - December 2022

	TOTAL
Income	
Manuals and Curriculum	6,119.47
Mindful Movement Program	536,394.24
Online Classes	9,208.00
Online Training	232,746.35
Other	11,540.05
Total Income	**$796,008.11**
Cost of Goods Sold	
Computer Software - COGS	13,915.17
Contracted Services - COGS	60,629.37
LMS	15,675.00
Organizational Deals Expense	1,522.10
Total Cost of Goods Sold	**$91,741.64**
GROSS PROFIT	**$704,266.47**
Expenses	
General & Administrative	611,347.05
Research & Development	114,082.50
Sales & Marketing	294,142.14
Total Expenses	**$1,019,571.69**
NET OPERATING INCOME	**$ -315,305.22**
Other Expenses	
Unrealized Gain or Loss	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$0.00**
NET INCOME	**$ -315,305.22**